                                               Filed by The Seagram Company Ltd.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934

                                        Subject Company:The Seagram Company Ltd.
                                                       Commission File No.1-2275

                                                                             and

                                                 Subject Company:Canal Plus S.A.
                                                      Commission File No.82-2270
                                                                October 13, 2000


   MATERIALS PRESENTED AT INVESTOR CONFERENCE IN PARIS ON OCTOBER 13, 2000

                                * * * * * * *

These materials contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

The forward-looking statements contained in these materials address the business combination of Vivendi, Canal+ and Seagram. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that the Vivendi, Canal+ and Seagram businesses will not be integrated successfully; costs related to the combination; failure of the Vivendi, Canal+ or Seagram shareholders to approve the combination; the risk that Seagram will be unable to effect the disposition of its Spirits & Wine business or effect such disposition on satisfactory terms and conditions; inability to further identify, develop and achieve success for new products, services and technologies; increase competition and its effect on pricing, spending, third-party relationships and revenues; inability to establish and maintain relationships with commerce, advertising, marketing, technology, and content providers. None of Vivendi, Canal+ or Seagram undertakes any obligation to provide updates or to revise any forward-looking statements.

Investors and security holders are urged to read the joint proxy statement/prospectus regarding the business combination transaction referenced in the foregoing information, when it becomes available, because it will contain important information. The joint proxy statement/prospectus will be filed with the U.S. Securities and Exchange Commission by Vivendi, Canal+ and Seagram. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents filed by Vivendi, Canal+ and Seagram with the Commission at the Commission's web site at www.sec.gov. The joint proxy statement/prospectus and these other documents may also be obtained for free from Vivendi, Canal+ and Seagram. Information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint press release relating to the transaction filed with the Commission by each of Vivendi and Seagram, on June 20, 2000.

                                * * * * * * *

                                  JORGEN LARSEN


                                  CHAIRMAN AND
                             CHIEF EXECUTIVE OFFICER
                         UNIVERSAL MUSIC INTERNATIONAL


                                                        [VIVENDI UNIVERSAL LOGO]

                           IMPORTANT LEGAL DISCLAIMER


- These documents contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in these documents address the following subjects: expected date of closing the merger; future financial and operating results; and timing and benefits of the merger. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that the Vivendi, Canal+'s and Seagram's businesses will not be integrated successfully; costs related to the merger; failure of the Vivendi, Canal+ or Seagram's stockholders to approve the merger; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; inability to establish and maintain relationships with commerce, advertising, marketing, technology, and content providers. Investors and security holders are urged to read the joint proxy statement/prospectus regarding the business combination transaction referenced in the foregoing information, when it becomes available, because it will contain important information. The joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by Vivendi, Canal+ and Seagram. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents filed by Vivendi, Canal+ and Seagram with the Commission at the Commission's web site at www.sec.gov. The joint proxy statement/prospectus and these other documents may also be obtained for free from Vivendi, Canal+ and Seagram. Information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint press release relating to the transaction filed with the Commission by each of Vivendi and Seagram, on June 20, 2000.


                                                        [VIVENDI UNIVERSAL LOGO]

                         UNIVERSAL MUSIC INTERNATIONAL

     -    Snapshot of 5 key International markets

     -    Geographic coverage/expansion plans

     -    Importance of domestic/"local" repertoire

     -    Key obligations of international subsidiary

     -    Major issues, initiatives


                                                        [VIVENDI UNIVERSAL LOGO]

                                 WHERE ARE WE?


                             [GRAPHIC OF WORLD MAP]


Whole or majority owned subsidiaries in 61 of 193 countries


                                                        [VIVENDI UNIVERSAL LOGO]

                           SNAPSHOT OF MAJOR MARKETS


                                                % OF WORLD        MARKET SHARE
                                                  MARKET                %
US                                                 37.0               26.4
Canada                                              2.3               23.1
                                                  -----              -----
North America                                      39.3               26.2
                                                  -----              -----
Japan                                              16.7               10.1
UK                                                  7.6               24.3
Germany                                             7.4               22.6
France                                              5.2               33.1
Brazil                                              1.7               25.9
                                                  -----              -----
                                                   38.6               19.1
                                                  -----              -----

56 Other Countries                                 22.1               18.7
                                                  -----              -----

Total                                             100.0               21.8
                                                  =====              =====


                                                        [VIVENDI UNIVERSAL LOGO]

                           RECENT OR STRATEGIC ENTRY

Population & Percent of World Population

                                                         Million            %
                                                         -------        --------
India                                                       976             17
China                                                     1,255             21
Russia (strategic)                                          147              3
Middle East/ North Africa                                   240              4
                                                          2,618             45
                                                         -------        --------


(Est. World Population 1998:  5.9 Billion)


                                                        [VIVENDI UNIVERSAL LOGO]

                                   EXPANSION

-   Middle East
    -    Turkey
    -    Lebanon
    -    Saudi                      TOTAL
    -    Dubai          [Arrow      MARKET         [Arrow       INDIA
    -    UAE             Graphic]   $300M           Graphic]
    -    Egypt
    -    Ex-French
         North Africa


                                                        [VIVENDI UNIVERSAL LOGO]

                    WHAT DOES IT REALLY LOOK LIKE OUT THERE?


                         [PHOTO OF TWO MEN & TWO WOMEN]


                                                        [VIVENDI UNIVERSAL LOGO]

                  MAJOR DOMESTIC ARTISTS OUTSIDE NORTH AMERICA


        -    ABBA (Sweden)

        -    Aqua (Denmark)

        -    Rammstein (Germany)

        -    Andrea Bocelli (Italy)

        -    U2 (UK)

        -    Johnny Hallyday (France)

        -    Rosana
             (Spain)

        -    Jose Feliciano
             (Puerto Rico)

        -    Jacky Cheung
             (Hong Kong)

        -    Sandy & Junior
             (Brazil)


                                                        [VIVENDI UNIVERSAL LOGO]

                               % LOCAL REPERTOIRE


                      5 Key Markets                  %
                 -----------------------     -----------------
                      Japan                         77
                      UK                            49
                      Germany                       43
                      France                        53
                      Brazil                        73


(Source: IFPI)


                                                        [VIVENDI UNIVERSAL LOGO]

                   THREE MAJOR OBLIGATIONS OF EACH SUBSIDIARY

     - Powerful marketing machine for truly global artists - often of US/UK origin

     -    Local investment in and success with domestic artists

     - Selective crossborder marketing of successful local artists - regardless of style and language


                                                        [VIVENDI UNIVERSAL LOGO]

                                 GLOBAL ARTISTS


                 [GRAPHIC OF SHANIA TWAIN "COME ON OVER" ALBUM]

                                  Shania Twain
                                  ------------
                                 "Come on Over"
                                Total sales 10m
                                 Previous album
                               sales less than 1m


                       [GRAPHIC OF BON JOVI "CRUSH" ALBUM]

                                    Bon Jovi
                                    --------
                                    "Crush"
                                 Released 5/00
                                Sales to date 5m
                              Est. sales 12/01 10m


                  [GRAPHIC OF EMINEM "MARSHALL MATHERS" ALBUM]

                                     Eminem
                                     ------
                               "Marshall Mathers"
                                 Released 5/00
                               Sales to date 2.5m
                               Est. sales 6/01 6m


                                                        [VIVENDI UNIVERSAL LOGO]

                            MAJOR ISSUES/INITIATIVES

[CHECK MARK]  Geographic expansion

[CHECK MARK]  Global Marketing

-             Pricing

-             Catalog/UM3

-             Manufacturing & Distribution
              (trend away from physical product)

-             e-business / i-activities


                                                        [VIVENDI UNIVERSAL LOGO]

                   EURO PRICE HARMONIZATION - PRICE TO DEALER


                   [CHART OF TOP PRICE AS AT SEPTEMBER 2000]


                               Current PPD (euro)

                        UK*                       14.54
                        France                    13.22
                        Finland                   13.19
                        Norway*                   12.95
                        Italy                      12.9
                        Switzerland*              12.86
                        Portugal                  12.84
                        Sweden*                   12.75
                        Denmark                   12.74
                        Belgium                   12.64
                        Spain                     12.62
                        Germany                   12.58
                        Austria                   12.57
                        Netherlands               12.56
                        Ireland                    12.2
                        Greece                    12.16

Source: UMI reported PPDs, Euro figures based on August 2000 exchange rates

Note: Some of the price changes observed for countries marked with a * are due to exchange rate fluctuations between the Euro and local currencies


                                                        [VIVENDI UNIVERSAL LOGO]

                                      UM3


-  Catalogue exploitation

-  Compilations/TV advertised product

-  Commercial and consumer marketing

--------------------------------------------------------------------------------
Aim is to increase from 30% to 40% of total business
--------------------------------------------------------------------------------


                                                        [VIVENDI UNIVERSAL LOGO]

                         MANUFACTURING AND DISTRIBUTION


- Stand-alone

- Joint venture

- Outsourcing

- Vivendi synergies

--------------------------------------------------------------------------------
Restructuring is required in view of future technological changes
--------------------------------------------------------------------------------


                                                        [VIVENDI UNIVERSAL LOGO]

                                   E-BUSINESS


- Existing Vivendi expertise

- Local language initiatives

- Provide artists with e-space services and presence


                                                        [VIVENDI UNIVERSAL LOGO]

                          [GRAPHIC OF UNIVERSAL LOGO]



                             UNIVERSAL MUSIC GROUP


                                                        [VIVENDI UNIVERSAL LOGO]

                                     # # #

VIVENDINET LOGO]
                                PHILIPPE GERMOND


                              ANALYST PRESENTATION

                                                        [VIVENDI UNIVERSAL LOGO]

[VIVENDINET LOGO]
                                                      IMPORTANT LEGAL DISCLAIMER


- These documents contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in these documents address the following subjects: expected date of closing the merger; future financial and operating results; and timing and benefits of the merger. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that the Vivendi, Canal+'s and Seagram's businesses will not be integrated successfully; costs related to the merger; failure of the Vivendi, Canal+ or Seagram's stockholders to approve the merger; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; inability to establish and maintain relationships with commerce, advertising, marketing, technology, and content providers. Investors and security holders are urged to read the joint proxy statement/prospectus regarding the business combination transaction referenced in the foregoing information, when it becomes available, because it will contain important information. The joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by Vivendi, Canal+ and Seagram. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents filed by Vivendi, Canal+ and Seagram with the Commission at the Commission's web site at www.sec.gov. The joint proxy statement/prospectus and these other documents may also be obtained for free from Vivendi, Canal+ and Seagram. Information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint press release relating to the transaction filed with the Commission by each of Vivendi and Seagram, on June 20, 2000.

[VIVENDINET LOGO]
                                                  VIVENDINET - TABLE OF CONTENTS

-      VivendiNet overview

-      Thematic portals

-      E-Nablers

-      E-Vestor

-      Vizzavi

-      Summary

                                                        [VIVENDI UNIVERSAL LOGO]

[VIVENDINET LOGO]
                                                          VIVENDINET - STRUCTURE

                           E-VESTOR                                            E-NABLERS

30%     [VIVENTURES LOGO]             30%     [ACUTE LOGO]                  100%    [AD 2-ONE LOGO]

40%     [VIVENTURES 2 LOGO]           50%     [@VISO LOGO]                  100%    [E-GLUE LOGO]

16%     [SOFT BANK INC.                  49%     [EVOKE LOGO]
        SBCP LOGO]

                                         49%     [MESSAGEMEDIA LOGO]

20%     [SOFT BANK INC.                  49%     [INTERLIANT LOGO]
        SBEV  LOGO]
                                         49%     [E-LOAN LOGO]

                                         38%     [PEOPLEPC LOGO]


                                                E-PORTALS
50%     [SCOOT LOGO]                                    [CANAL LOGO]            100%    [I! LOGO]

50%     [bonjour! LOGO]         50%             75%     [ALLOCINE LOGO]         50%     [VIZZAVI LOGO]

50%     [CADRES ONLINE LOGO]    50%             100%    [CANALPLUS.FR LOGO]

50%     [ATMEDICA LOGO]         50%                                                     50%

50%     [01NET. LOGO]           50%

50%     [SQUAREFINANCE LOGO]    50%             40%                                     [VODAFONE AIRTOUCH LOGO]
                                                        [FLIPSIDE.COM LOGO]
                                                40%

                                                50%
                                                        [EDUCATION.COM LOGO]
                                              50%
            [HAVAS LOGO]

                                                        [VIVENDI UNIVERSAL LOGO]

[VIVENDINET LOGO]
                                                           VIVENDINET - STRATEGY


-      To establish VIZZAVI as the leading European portal

- To develop thematic portals leveraging content skills and brand equity of Canal+, Havas and Universal

-      To launch enablers exploiting our critical mass

- To invest in / develop promising new ventures related to and enhancing value of Vivendi Universal businesses

                                                        [VIVENDI UNIVERSAL LOGO]

[VIVENDINET LOGO]
                                                           VIVENDINET - STRATEGY

MUSIC   GAMES: FLIPSIDE   SPORT   MOVIES: ALLOCINE    EDUCATION    TRANSACTION: SCOOT     ...           OTHER THEMATIC      ...
                                                                                                            PORTALS

                Preferred                                                                                       Arm's length
              relationships                                                                                     relationships

I(FRANCE)                               VIZZAVI                                                                        OTHER PORTALS

                                                        [VIVENDI UNIVERSAL LOGO]

[VIVENDINET LOGO]
                                                VIVENDINET - OPERATIONAL MISSION

-      To develop profitable business models for each Business Unit

           X     EBITDA breakeven target

           X     Audience as a yardstick

-      To ensure operational execution and financial discipline

- To leverage the VivendiNet "network" (critical mass, talent, best practices)

                                                        [VIVENDI UNIVERSAL LOGO]

[VIVENDINET LOGO]
                                THEMATIC PORTALS

                                                        [VIVENDI UNIVERSAL LOGO]

[VIVENDINET LOGO]

                                                   VIVENDINET - THEMATIC PORTALS

E-VESTOR              E-NABLERS                                                E-PORTALS
                                      50%     [SCOOT LOGO]            50%                  [CANAL LOGO]            100%    [I! LOGO]

                                      50%     [bonjour! LOGO]         50%          75%     [ALLOCINE LOGO]

                                      50%     [CADRES ONLINE LOGO]    50%          100%    [CANALPLUS.FR LOGO]

                                      50%     [ATMEDICA LOGO]         50%

                                      50%     [01NET. LOGO]           50%

                                      50%     [SQUAREFINANCE LOGO]    50%          40%

                                                                                           [FLIPSIDE.COM LOGO]

                                                                                   40%

                                                                                   50%

                                                                                           [EDUCATION.COM LOGO]

                                                                                 50%
                                                  [HAVAS LOGO]

                                                        [VIVENDI UNIVERSAL LOGO]

[VIVENDINET LOGO]
                                                            SCOOT : MULTI ACCESS
                                                         TRANSACTION INFOMEDIARY

-      Multimedia and multi-access brand/service development

-      Focus on business models leading to profitability

-      Multiple sources of revenues:

          X      Advertising and direct marketing

          X      E-commerce transaction fees (focus on C-to-B and C-to-C)

          X      Content (subscription and syndication)

-      International scope

                                                        [VIVENDI UNIVERSAL LOGO]

[VIVENDINET LOGO]
                                                            SCOOT : MULTI ACCESS
                                                         TRANSACTION INFOMEDIARY
                                                                    [SCOOT LOGO]

-      Integrated Classifieds directory and Transaction platform

-      Focus on local business services

-      Seamless service: mobile (voice & WAP) and PC (web)

-      Transaction-based business model

-      Scoot Europe breakeven 2003

                                                        [VIVENDI UNIVERSAL LOGO]

[VIVENDINET LOGO]
                                                                    [SCOOT LOGO]



                                 [WEB GRAPHIC]

                                                        [VIVENDI UNIVERSAL LOGO]

[VIVENDINET LOGO]
                                                SCOOT AND VIVENDINET PARTNERSHIP
                                                                    [SCOOT LOGO]

-      VivendiNet owns 22.4% of Scoot plc and 50% of Scoot Europe

- End 2000: launch of Scoot France in partnership with Havas' Comareg and with SFR

- 2001: launch of Scoot Italy, Germany and Spain in partnership with Vizzavi

                                                        [VIVENDI UNIVERSAL LOGO]

[VIVENDINET LOGO]
                                                                      I (FRANCE)


- 3rd community site and 11th site in France, unique visitors up 20% per month since January

- Complementary positioning with Vizzavi : advanced web users vs mass market

-      User base attractiveness: high CPM, high e-spending, opinion-makers

- Cost-efficient model : viral marketing, low acquisition cost, cost-free content (community)

-      Low-cost international roll-out (I-Spana, I-Italia...)

                                                        [VIVENDI UNIVERSAL LOGO]

[VIVENDINET LOGO]
                                                                        ALLOCINE

-      Movie-centric multimedia and multi-access service

           X     Information, personalization, rated community

           X     Multi-access ticketing

           X     E-commerce of movie merchandise

           X     Launch of AlloCine TV on CanalSatellite

-      Movie ticketing market underdeveloped in France:

           X Off-site ticket sales represent only 2% of market compared to 20% in the UK

-      International development leveraging Canal Plus European footprint

-      AlloCine profitable in 2000 before impact of AlloCine TV launch

                                                        [VIVENDI UNIVERSAL LOGO]

[VIVENDINET LOGO]
                                                                        ALLOCINE



                                  [WEB GRAPHIC]

                                                        [VIVENDI UNIVERSAL LOGO]

[VIVENDINET LOGO]

                                   E-NABLERS

                                                        [VIVENDI UNIVERSAL LOGO]

[VIVENDINET LOGO]
                                                          VIVENDINET - E-NABLERS


E-VESTOR                E-NABLERS                               E-PORTALS
                        100%    [AD 2-ONE LOGO]
                        100%    [E-GLUE LOGO]

                                                        [VIVENDI UNIVERSAL LOGO]

[VIVENDINET LOGO]
                                                                     E-NABLERS :
                                                        RATIONALE FOR INVESTMENT


- Shared added-value steps across portals (Vizzavi and thematic portals) : hosting / connectivity, audience monetisation, site development...

- Optimised outsourcing: benchmark of current costs and centralised purchasing

- Creating a new company when critical mass, differentiation opportunity and market potential justify, and when profitable on stand-alone basis

           X     Ad2One

           X     E-glue

                                                        [VIVENDI UNIVERSAL LOGO]

[VIVENDINET LOGO]
                                                            E-NABLERS : AD 2-ONE


-      Pan-European provider of revenue-generating solutions

- Differentiate from traditional online ad sales agency by using multi-access tools and developing innovative packages

- Experienced media and advertising management (MCM, Ogilvy One, Universal McCann, Regie Thematique, Carat...)

-      Business Model of a B-to-B service company

           X     Estimated gross margin of Euro20M in 2001,Euro40M in 2002

           X     50% of gross margin generated outside VivendiNet by end 2001

           X     Breakeven target : 2003 (3 years after launch)

                                                        [VIVENDI UNIVERSAL LOGO]

[VIVENDINET LOGO]

                                    E-VESTOR

                                                        [VIVENDI UNIVERSAL LOGO]

[VIVENDINET LOGO]
                                                             VIVENDINET-E-VESTOR

E-VESTOR                                                         E-NABLERS                E-PORTALS

30%     [VIVENTURES LOGO]       30%     [ACUTE LOGO]

40%     [VIVENTURES 2 LOGO]     50%     [@VISO LOGO]

16%     [SOFT BANK INC.            49%     [EVOKE LOGO]
        SBCP LOGO]
                                   49%     [MESSAGEMEDIA LOGO]

20%     [SOFT BANK INC.            49%     [INTERLIANT LOGO]
        SBEV  LOGO]
                                   49%     [E-LOAN LOGO]

                                   38%     [PEOPLEPC LOGO]

                                                        [VIVENDI UNIVERSAL LOGO]

[VIVENDINET LOGO]
                                                 RATIONALE FOR E-VESTOR ACTIVITY


-      Intrinsic value creation

-      Access to innovation

-      Leverage participation of strategic partners

-      Foster commercial relationships within Vivendi Universal

          X Viventures : one third of portfolio companies have commercial links with VivendiNet businesses, enhancing their access to emerging technology

          X      @viso

                   - Interliant and Evoke : preferred supplier of VivendiNet ; distribution by Cegetel

                   -      MessageMedia : preferred supplier of VivendiNet

                   -      PeoplePC : Vivendi pilot customer in Europe

                                                        [VIVENDI UNIVERSAL LOGO]

[VIVENDINET LOGO]
                                                                          @VISO:
                                                     REVISED INVESTMENT STRATEGY


-      Controlled investment size: Euro5-10M

- Investment schedule: first 6-12 month financing (possibly in partnership with VC or strategic investors in the second round)

- Exit strategy: IPO or roll-up into listed US parent company as primary mechanisms

                                                        [VIVENDI UNIVERSAL LOGO]

[VIVENDINET LOGO]
                                 [VIZZAVI LOGO]

                                                        [VIVENDI UNIVERSAL LOGO]

[VIVENDINET LOGO]
                                                   VIZZAVI - REVIEW OF KEY TERMS
                                                                  [VIZZAVI LOGO]

-      50/50 joint-venture between Vodafone and VivendiNet

- Minority stakes (~20%) in national Vizzavi subsidiaries held by mobile and pay-TV operators

- Revenue-sharing: Vizzavi keeps 50% of the gross margin from content, advertising and e-commerce revenues

- After 2 years, revenue-sharing reviewed country-by-country according to market conditions

                                                        [VIVENDI UNIVERSAL LOGO]

[VIVENDINET LOGO]
                                                              VIZZAVI - STRATEGY
                                                                  [VIZZAVI LOGO]

-      To become the leading European portal within 3 years

-      To be the first offering seamless multi-access service

- Differentiation through preferred relationships with mobile operators (SFR and Vodafone companies), pay-TV operators (Canal +) and content producers (Universal)

                                                        [VIVENDI UNIVERSAL LOGO]

[VIVENDINET LOGO]
                                                         VIZZAVI - STATUS UPDATE
                                                                  [VIZZAVI LOGO]

-      Continued aggressive recruitment since May 2000

        |X|    Senior positions filled

        |X| 300+ total, recruited from sources including Chello, mViva, T-motion, BT Genie, ONDigital...

-      Solid progress on Vizzavi Europe platform development

        |X|    Key technology vendors selected and implementation underway

        |X|    User interface well advanced

        |X|    Hosting centre established

-      Full-service PC and mobile portal by year end in major European markets

                                                        [VIVENDI UNIVERSAL LOGO]

[VIVENDINET LOGO]
                                                 VIZZAVI - GEOGRAPHICAL ROLL-OUT
                                                                  [VIZZAVI LOGO]


                                 [MAP GRAPHIC]

                                                  Launch in 2000
                                                  Launch in 2001

                                                        [VIVENDI UNIVERSAL LOGO]

[VIVENDINET LOGO]
                                              VIZZAVI - MAJOR INITIATIVES (2001)
                                                                  [VIZZAVI LOGO]

-      Seamless multi-access personalisation

-      Voice portal: serving all mobile users

- Unified (voice and e-mail) messaging and speed-to-market for new handsets in partnership with mobile operators

-      Billing and customer care integration with mobile and Pay-TV operators

-      E-commerce: secured (smart card) payment by mobile and set-top box

-      Location-based services with mobile operators

-      Rich-media content channels (music, games, movies...)

-      Virtual ISP (dial-up and broadband)

                                                        [VIVENDI UNIVERSAL LOGO]

[VIVENDINET LOGO]
                                                  VIZZAVI - VIRTUAL ISP STRATEGY
                                                                  [VIZZAVI LOGO]

-      Development of a virtual ISP approach

        |X|    Commercial partnership with ISP's / telcos (Cegetel in France)

        |X|    Vizzavi as default home page

-      Push Vizzavi adoption among Vivendi-Universal customers

        |X| Connection kits inserted in SFR and Vodafone companies' mobile packs and in Canal+ set-top box packs

        |X|    Connection kits bundled with Universal music CD's

        |X|    Direct marketing and cross-selling

        |X|    Connection kit downloadable from all VivendiNet sites

-      << Reasonable >> pricing

        |X|    Free-free phenomenon is transitory

                                                        [VIVENDI UNIVERSAL LOGO]

[VIVENDINET LOGO]
                                                         VIZZAVI - CONTENT DEALS
                                                                  [VIZZAVI LOGO]

-      Pan European deals:

[GOOGLE LOGO]                 |X|    Search engine, directories (including some
                                     Vizzavi exclusive products)

[REUTERS LOGO]                |X|    Content for news, finance, companies,
                                     sports, technology, entertainment, video

[FLIPSIDE.COM LOGO]           |X|    Largest game site in the US, will work
                                     together with us to create the interactive games platform.

[UNIVERSAL MUSIC GROUP LOGO]  |X|    Close working relationship with Universal
                                     to licence their content

[EDUCATION.COM! LOGO]         |X|    Education content for parents, children,
                                     and teachers targeting

[ISYNDICATE LOGO]             |X|    Multipurpose content aggregator


                                                        [VIVENDI UNIVERSAL LOGO]

[VIVENDINET LOGO]
                                                VIZZAVI - BRAND VISION & PURPOSE
                                                                  [VIZZAVI LOGO]

-      Vizzavi delivers on technology's promise to make life better

-      It helps you deal with the inevitable, and focus on the enjoyable

-      It helps put you in control of how and where you spend your time

-      It inspires and empowers you to get more out of living


                            vizzavi -- life unlimited


                                                        [VIVENDI UNIVERSAL LOGO]

[VIVENDINET LOGO]
                                                        VIZZAVI - BUSINESS MODEL
                                                                  [VIZZAVI LOGO]

-      Revenue sources

        |X|    Content subscription, download & streaming revenue

        |X|    Transaction fees

        |X|    Advertising banners and opt-in direct-marketing revenues

-      Key drivers

        |X|    Penetration on customer bases (mobile and Pay-TV operators)

        |X|    Number of active users per device (mobile, PC, TV)

        |X|    Revenue per active user per device

-      Financials

        |X|    EBITDA break-even expected by end 2003

        |X|    2001-2002 cumulative investment : EURO1.2/1.6 bn (*)

(*)depending on cash burn and IPO timing

                                                        [VIVENDI UNIVERSAL LOGO]

[VIVENDINET LOGO]
                                                             VIZZAVI - SYNTHESIS
                                                                  [VIZZAVI LOGO]

-      Challenges

        |X|    Catching up with PC portals

        |X|    Competition for internet talent

        |X|    Mobile internet technology evolution (GPRS, UMTS)

-      Benefits of scale and scope

        |X| Up to 60% savings on key European content (non-exclusive) and technology deals

        |X|    Significant savings on operating costs

        |X|    Unparalleled partnership opportunities

-      Leverage from Vodafone and Vivendi Universal parentage

        |X|    Customer bases

        |X|    Relationship with operators

        |X|    Content


                                                        [VIVENDI UNIVERSAL LOGO]

[VIVENDINET LOGO]

                                    SUMMARY

                                                        [VIVENDI UNIVERSAL LOGO]

[VIVENDINET LOGO]
                                                 VIVENDINET FINANCIALS: REVENUES


-      More than EURO300 M economic revenues by 2002E (excluding Vizzavi)

-      Diversified revenue sources

- Moving from advertising to direct marketing, transaction fees & content; expected breakdown of revenues by 2002:

        |X|    12%: Content

        |X|    40%: Advertising

        |X|    12%: Direct-marketing

        |X|    38%: Transaction fees

-      Breakeven before 2003 for most portals

                                                        [VIVENDI UNIVERSAL LOGO]

[VIVENDINET LOGO]
                                                          VIVENDINET FINANCIALS:
                                                        CASH CONSUMPTION (2000E)

-      Portals

        |X| Operating cash need for thematic portals and Vizzavi: EURO300 M (including transfer of assets from mobile operators)

-      Acquisitions

        |X| Scoot: EURO470 M (22.4% stake in Scoot Plc, 50% Scoot Belgium and NL)

        |X|    i(France): EURO140 M

-      E-vestors (funds)

        |X|    Viventures, SBCP: EURO190 M

        |X|    @viso: EURO60 M

                                                        [VIVENDI UNIVERSAL LOGO]

[VIVENDINET LOGO]
                                                     SYNERGIES BETWEEN UNIVERSAL
                                                                  AND VIVENDINET

- Establish a common loyalty program across Vivendi Universal web properties leveraging Flipside experience

-      Push Universal Music content and capabilities to Vizzavi music channel

        |X|    Total synergy revenue impact 2003 (est.): EURO45 M

        |X| High sensitivity: 1% incremental Duet subscription represents EURO4.5 M EBITDA

- Leverage Universal Music CD retail distribution to promote Vizzavi's virtual ISP offer

-      Low customer acquisition cost is key to virtual ISP profitability

- Roll-out of Universal Music web properties (GetMusic, Farmclub...) in Europe leveraging VivendiNet "network"

- Develop a movie portal leveraging Universal Studios and CanalNumedia assets

                                                        [VIVENDI UNIVERSAL LOGO]

[VIVENDINET LOGO]
                                                 PARTNERSHIP DISCUSSIONS BETWEEN
                                                    VIVENDINET - USA INTERACTIVE

-      Accelerate TicketMaster (TM) roll-out in Europe

        |X|    AlloCine and Pacercats

        |X|    Leverage partnerships together with VivendiNet

-      Establish TicketMaster Online / CitySearch (TMCS) in Europe

        |X| Joint development of a city guide network using citysearch know-how & platform and Bonjour / Scoot local presence.

        |X|    Preferred placement within Vizzavi

        |X|    Virtual ticketing through mobile phones with Vizzavi

-      Replicate in Europe some USAi properties in partnership with @viso

-      Explore other opportunities : HRN, ECS, PRC, ...

                                                        [VIVENDI UNIVERSAL LOGO]

[VIVENDINET LOGO]
                                                                      CONCLUSION

- VivendiNet is best positioned to benefit from the multi-access and broadband growth drivers :

        |X| Potential reach of Vizzavi in excess of 100M POPs in the 2-3 coming years

        |X| Potential broadband access through mobile (UMTS), iTV (net top box) and equal access on fixed (ADSL)

        |X| Critical rich-media consumer content : games, movies, education, sports, music...

- The scope of VivendiNet will be extended to cover Universal web properties after the merger

- VivendiNet continuing mission : to create value in the internet space across Vivendi Universal divisions (Universal, Canal +, Havas, Cegetel/SFR)

                                                        [VIVENDI UNIVERSAL LOGO]

[VIVENDINET LOGO]
                                          VIVENDI UNIVERSAL.NET: THE WAY FORWARD

Hot Customer Content

[UNIVERSAL MUSIC] [UNIVERSAL MOVIES] [CANAL + TV] [HAVAS GAMES] [HAVAS EDUCATION]


Aggregation/Incubation

                [VIVENDI UNIVERSAL.NET]

Customer Bases
[CANAL + PAY TV] [CEGETEL/SFR] [HAVAS] [UNIVERSAL] [VODAFONE]

                                                        [VIVENDI UNIVERSAL LOGO]

[VIVENDINET LOGO]

APPENDIXES

                                                        [VIVENDI UNIVERSAL LOGO]

[VIVENDINET LOGO]
                                            VIVENDINET'S CONSOLIDATION PERIMETER

                   OWNERSHIP      CONSOLIDATION
SUBSIDIARY            (%)            METHOD                 REVENUE MODEL/DRIVERS                       BREAKEVEN TARGET
---------------    --------    -----------------   -----------------------------------------          --------------------
Vizzavi              50%         Equity            Advertising,Direct Marketing, Content Licensing,       2003
                                                   E-Commerce
Ifrance             100%         Global            Advertising, E-Commerce                                2002
Flipside             40%         Global            Advertising, Direct Marketing                          2001
Canal Numedia       100%         Global            Advertising, Content Licensing, E-Commerce             2003
Allo-Cine            75%         Global            Advertising, Direct Marketing, E-Commerce              2002
Scoot plc            22%         Equity            Transaction fees                                       2002
Scoot Europe         50%         Equity            Transaction fees                                       2003
01 Net               50%         Global            Advertising, Content Licensing, E-Commerce             2003
Atmedica             50%         Global            Content & Technology Licensing                         2003
Bonjour              50%         Global            Advertising, Content Licensing, E-Commerce             2002
Cadre on Line        50%         Global            Advertising, Direct Marketing                          2001
Square Finance       50%         Global            Advertising, Content Licensing, E-Commerce             2003

Ad2One              100%         Global            Advertising, Datamining, Direct Marketing              2003


                   OWNERSHIP      CONSOLIDATION
SUBSIDIARY            (%)            METHOD                              E-INVESTOR /E-CUBATOR
---------------    --------    -----------------                -----------------------------------------
Atviso               50%         Proportional                   Incubator (european roll out of proven business models)
Acute                20%         Equity                         Incubator (early stage)
Viventures I & II    30% - 40%   Accounted as financial stakes  Venture Capital Fund
SBCP                 20%         Accounted as financial stakes  Pre-IPO fund

                                                        [VIVENDI UNIVERSAL LOGO]

[VIVENDINET LOGO]
                                                                 NEW INITIATIVES

-      Divento

        |X| International cultural portal providing editorial coverage and ticketing for major cultural events and institutions

        |X| Leverage synergies with Universal music products and Ticketmaster /Citysearch content and ticket offering

-      Egery

        |X| 50/50 joint-venture between VivendiNet and PSA, possibly extended to strategic partners (operator, manufacturer)

        |X|    Multi-access motorist services across Europe

        |X| B2B business model providing automobile-related content and services; will serve Vizzavi Auto channel



                                                        [VIVENDI UNIVERSAL LOGO]

[VIVENDINET LOGO]
                                                                   FLIPSIDE.COM




====================================    ========================================
                                                      AUDIENCE
         KEY ACHIEVEMENTS                        (WWW.FLIPSIDE.COM)
====================================    ========================================
- ACQUISITION OF PRIZECENTRAL.COM         REACH (%) (SOURCE: MMX)
  IN MARCH 2000                           [BAR CHART]

- CREATION OF A LEADER IN THE
  ONLINE GAMING MARKET BY
  MERGING WON.NET WITH                     MARCH 00    5.1
  PRIZECENTRAL.COM                         JUNE 00     6.1
                                           AUG 00      8.1
- LEADER IN THE US IN ONLINE
  GAMING, AND A TOP 15 SITE IN          ----------------------------------------
  TERMS OF TOTAL TIME SPENT             ========================================
                                                  VISION AND STRATEGY
- LAUNCH OF THE NEW FLIPSIDE.COM        ========================================
  SITE IN SEPTEMBER 2000                - ONLINE GAMING IS THE FASTEST GROWING
                                          MARKET CONTENT ON THE INTERNET
                                        - FLIPSIDE.COM TO BECOME THE LEADING
                                          HOUSEHOLD NAME IN THE ONLINE
                                          GAMING SPACE
                                        - TO EXPAND FLIPSIDE.COM'S LEADERSHIP
                                          POSITIONS GEOGRAPHICALLY AND ACROSS
                                          MULTIPLE PLATFORMS
------------------------------------    ----------------------------------------


                                                        [VIVENDI UNIVERSAL LOGO]

[VIVENDINET LOGO]
                                                                  EDUCATION.COM


====================================    ========================================

        KEY ACHIEVEMENTS                        VISION AND STRATEGY
====================================    ========================================
- LIVE VERSION LAUNCHED IN THE US       - TO BECOME A LEADING EDUCATION
                                          DESTINATION FOR PARENTS, CHILDREN AND
- BETA VERSION IN EUROPE                  TEACHERS

- A RING OF SITES UNDER THE             - TO LEVERAGE HAVAS' STRONG OFFLINE
  EDUCATION.COM UMBRELLA                  CONTENT AND KNOWHOW (HAVAS, BORDAS,
                                          NATHAN, ANAYA, COKTEL, KNOWLEDGE
- STRONG COMMITMENT OF HAVAS              ADVENTURE, SIERRA...) ONLINE
  OFFLINE PROPERTIES
                                        - TO DEVELOP A BUSINESS BASED ON A LARGE
- MARKETING LEVERAGE THROUGH ADI          REVENUE MIX (SUBSCRIPTION, ADVERTISING
  5 (LAUNCHED IN OCTOBER 2000)            E-COMMERCE)




------------------------------------    ----------------------------------------


                                                        [VIVENDI UNIVERSAL LOGO]

[VIVENDINET LOGO]
                                                        EDUCATION.COM - ROADMAP

[ARROW GRAPHIC]

   SEPTEMBER            JANUARY         2001           2002  --------------->
     2000                2001

- BETA LAUNCH         - PUBLIC      - LAUNCH IN    - BREAKEVEN
  IN FRANCE,            LAUNCH        SPAIN
  GERMANY,              IN FRANCE,
  UNITED-               GERMANY,
  KINGDOM,              UNITED-
  LIVE VERSION          KINGDOM
  IN THE US


                                                        [VIVENDI UNIVERSAL LOGO]

[VIVENDINET LOGO]
                                                                   CANALNUMEDIA

====================================    ========================================
                                                        AUDIENCE
        VISION & STRATEGY                         (WWW.CANALPLUS.FR)
====================================    ========================================
- TO BECOME THE NO 1 EUROPEAN            PAGE VIEWS (M) (SOURCE: CYBERMETRIE)
  INTERNET CONTENT SUPPLIER IN           [BAR CHART]
  MOVIES, SPORT

- TO AGGREGATE AND DEVELOP
  CANAL PLUS WEB SITES IN EUROPE         FEB 00        1,5
                                         MAY 00        1,8
- TO BRING CANAL PLUS EXPERIENCE         JUNE 00       2,1
  TO THE INTERNET ENVIRONMENT            AUG 00        1,3

- TO CAPITALIZE ON CANAL PLUS' 14        ---------------------------------------
  MILLION SUBSCRIBERS
                                         =======================================
                                                       DEVELOPMENT
                                         =======================================

                                         - NEW WEB SITE LAY-OUT LAUNCHED IN
                                           NOVEMBER

                                         - WEB SITE WILL BE ORGANIZED
                                           AROUND THREE MAIN THEMATICS:
                                           CINEMA, SPORT, Y-GENERATION

                                         - INTERNATIONAL DEVELOPMENT IN ALL
                                           COUNTRIES WHERE CANAL PLUS IS
                                           PRESENT (EXCEPT FOR SPAIN)
------------------------------------    ----------------------------------------

                                                        [VIVENDI UNIVERSAL LOGO]

[VIVENDINET LOGO]
                                                                        BONJOUR

====================================    ========================================
         KEY ACHIEVEMENTS                        TRAFFIC (BONJOUR.FR)
====================================    ========================================
                                        PAGE VIEWS (M) (SOURCE: REAL MEDIA/
- NO 1 CLASSIFIED ADS IN FRANCE         CYBERMETRIE)
  WITH 250K CLASSIFIED ADS ON LINE      [BAR CHART]

- SUSTAINABLE TRAFFIC GROWTH WITH
  ABOUT 7M PAGE VIEWS (AND
  120K MEMBERS)                         JAN 00        4,3
                                        MARCH 00      5,6
- SUCCESSFUL LAUNCH OF ONLINE           JULY 00       6,8
  AUCTIONS TARGETING 4TH RANK BY        SEPT-00       8,2
  YEAR END (> 30K GOODS IN AUCTIONS)

- TRAINING OF THE COMAREG SALES         ----------------------------------------
  FORCE NOW ABLE TO CROSS-SELL
  ONLINE PROPERTIES TO                  ========================================
  PROFESSIONALS                                  VISION AND MISSION
                                        ========================================
- BONJOUR READY TO CASH IN ON
  TRAFFIC BY IMPLEMENTING PAYING        - INCREASE MONETIZATION OF TRAFFIC TO
  MODEL FOR CLASSIFIED ADS AND            REACH BREAKEVEN IN 2002
  AUCTIONS
                                        - LAUNCH OF PAYING WEB-TO-WEB AND
                                          PAPER-TO-WEB CLASSIFIED ADS

                                        - NEW VERTICALS FOCUSING ON CARS, REAL
                                          ESTATE, COLLECTORS, COMIC STRIPS...

                                        - CLOSE LINKS WITH SCOOT FRANCE

------------------------------------    ----------------------------------------


                                                        [VIVENDI UNIVERSAL LOGO]

[VIVENDINET LOGO]

                                                               BONJOUR - ROADMAP
[ARROW GRAPHIC]

   JANUARY        JULY             SEPTEMBER            Q4 -------------------->
    2000          2000               2000              2000

- 150K ITEMS   - 290 ITEMS        - 300 ITEMS          - PAYING PAPER
- 4.3M PAGES   - 6.8M PAGE        - 8.2 M PAGE VIEWS     + WEB ADS
  VIEWS          VIEWS            - PAYING WEB TO      - LAUNCH OF
               - LAUNCH             WEB ADS              VERTICAL REAL
                 ALERT/PROFILING  - PAYING AUCTIONS      ESTATE PORTAL
                 SERVICE          - LAUNCH VERTICAL
               - LAUNCH             PORTALS (BONJOUR
                 AUCTIONS           L'AUTO, COLLECTORS
               - NEW WEB SITE       AND COMICS)
                 DESIGN


                                                        [VIVENDI UNIVERSAL LOGO]

[VIVENDINET LOGO]
                                                                  CADRES ONLINE

====================================    ========================================
         KEY ACHIEVEMENTS                              AUDIENCE
                                                (WWW.CADRESONLINE.COM)
====================================    ========================================
                                        PAGE VIEWS (M) (SOURCE: CYBERMETRIE)
- LEADING JOB BOARD IN FRANCE           [BAR CHART]

- IMPLEMENTATION OF A DIRECT WEB
  STRATEGY
                                        DEC 99     4,6
- MARKETING AND COMMERCIAL              MARCH 00   6,3
  LEVERAGE THROUGH HAVAS                JUIL-00    6,3
  PUBLICATIONS
                                        ----------------------------------------
- MULTI-CRITERIA SEARCH ENGINE
                                        ========================================
- SIX THEMATIC CHANNELS                         VISION AND STRATEGY
                                        ========================================
- INTEGRATION INTO A EUROPEAN
  NETWORK: TALENT FOR EUROPE            - TO OFFER VALUE-ADDED SERVICES
                                          FOR COMPANIES, JOB SEEKERS AND
                                          NEWSPAPERS

                                        - TO LEVERAGE HAVAS' STRONG PRESS
                                          ASSETS

                                        - TO REACH BREAKEVEN BY 2001
------------------------------------    ----------------------------------------

                                                        [VIVENDI UNIVERSAL LOGO]

[VIVENDINET LOGO]
                                                         CADRES ONLINE - ROADMAP

[ARROW GRAPHIC]

   1996         OCTOBER         SEPTEMBER               2001 ------------------>
                 1999             2000

- LAUNCH OF   - ADDITION OF     - RELEASE OF        - BREAKEVEN
  THE FIRST     NEW VALUE-        A NEW
  VERSION       ADDED TOOLS       VERSION
  IN FRANCE

                                                        [VIVENDI UNIVERSAL LOGO]

[VIVENDINET LOGO]
                                                                       ATMEDICA

======================================
        KEY ACHIEVEMENTS
======================================

- IDENTIFICATION OF THREE KEY BUSINESS
  LINES IN WHICH HAVAS MEDI MEDIA AND
  ATMEDICA HAVE A STRONG COMPETITIVE       =====================================
  ADVANTAGE:                                        VISION AND STRATEGY
                                           =====================================
   - E-LEARNING (CME, CONFERENCE
     REPORTING, CURRICULUM RELATED         - FOCUS ON B2B MODELS, WITH A
     LEARNING...);                           GLOBAL GEOGRAPHIC SCOPE

   - COMPLIANCE MANAGEMENT                 - TO BECOME THE FIRST GLOBAL ONLINE
     (PATIENT COMPLIANCE PROGRAMS            PRODUCER AND DISTRIBUTOR OF HIGH-
     MADE AVAILABLE THROUGH MEDICAL          QUALITY ONLINE LEARNING AND
     PROFESSIONALS...);                      DECISION-SUPPORT SERVICES FOR
                                             MEDICAL PROFESSIONALS
   - CLINICAL SUPPORT SERVICES
     (DIAGNOSTIC SUPPORT TOOLS,            - SAME DISTRIBUTION CHANNEL FOR ALL
     CUSTOMIZED FORMS AVAILABLE ON           BUSINESS LINES
     DESKTOPS).
                                           - LEVERAGE EXISTING OFFLINE BRANDS
- HAVAS MEDI MEDIA AND ATMEDICA              AND CONTENT TO CROSS-SELL
  LOCAL MANAGEMENT TEAMS WORKING ON          SERVICES ONLINE.
  LOCAL BUSINESS PLANNING.
======================================      ====================================


                                                        [VIVENDI UNIVERSAL LOGO]

[VIVENDINET LOGO]
                                                              ATMEDICA - ROADMAP


[ARROW GRAPHIC]


        JUNE            SEPTEMBER       DECEMBER            2001  ------------->
        2000              2000            2000

- STRATEGIC          - LAUNCH OF       - RECRUITMENT OF   - FULL SCALE
  REVIEW OF            BUSINESS          SENIOR             IMPLEMENTATION
  MEDICAL              PLANNING          MANAGEMENT         OF BUSINESS PLAN
  ENVIRONMENT           PHASE
  ONLINE AND
  IDENTIFICATION
  OF ATMEDICA
  AND HAVAS
  MEDI MEDIA
  CORE
  STRENGTHS


                                                        [VIVENDI UNIVERSAL LOGO]

[VIVENDINET LOGO]
                                                                         01.NET

====================================    ========================================
                                                      AUDIENCE
        KEY ACHIEVEMENTS                           (WWW.01NET.COM)
====================================    ========================================
                                        PAGE VIEWS (M) (SOURCE: DART)
- LEADING INFORMATION TECHNOLOGY        [BAR CHART]
  WEB SITE IN FRANCE
- VERSION 2 OF SITE LAUNCHED IN
  MAY 2000 AND STRUCTURED IN            MAY 00      2,6
  VERTICAL CONTENT AREAS                JUNE 00     2,8
                                        JULY 00     3
- ADVERTISING REVENUE RAMPING UP        AUG 00      3,1
  MUCH FASTER THAN EXPECTED ON
  VERY HIGH CPM AND 100% SOLD           ----------------------------------------
  BANNER INVENTORY
                                        ========================================
- HEAD COUNT: 66 PEOPLE BY Q4                   VISION AND STRATEGY
  2000                                  ========================================

                                        - TO INCREASE ITS POSITION AS THE
                                          LEADING INFORMATION TECHNOLOGY
                                          PORTAL IN FRANCE.

                                        - BUSINESS MODEL BASED ON
                                          ADVERTISING REVENUES AND SALE OF
                                          PREMIUM CONTENT.

                                        - INTERNATIONAL DEVELOPMENT
                                          THROUGH PARTNERSHIP
------------------------------------    ----------------------------------------


                                                        [VIVENDI UNIVERSAL LOGO]

[VIVENDINET LOGO]
                                                                01.NET - ROADMAP

[ARROW GRAPHIC]

        AUGUST          SEPTEMBER         2001              2002 -------------->
         2000             2000

- LAUNCH OF V2       - RELAUNCH OF      - FOCUS ON SITE   - BREAKEVEN
                       SITE WITH          VISIBILITY AND
                       NEW DESIGN         REVENUE
                       AROUND             GROWTH
                       VERTICAL
                       THEMATIC
                       CHANNELS

                     - CREATION OF
                       NEW
                       ECONOMY
                       SECTION

                                                        [VIVENDI UNIVERSAL LOGO]

[VIVENDINET LOGO]
                                                                SQUARE FINANCE

====================================    ========================================
                                                      AUDIENCE
        KEY ACHIEVEMENTS                        (WWW.SQUAREFINANCE.COM)
====================================    ========================================
                                        PAGE VIEWS (M) (SOURCE DOUBLE CLICK -
- PARTNERSHIP WITH VIZZAVI SIGNED       JAN 00 / CYBERMETRIE)
  : SQUARE FINANCE TO BECOME            [BAR CHART]
  PREFERRED SUPPLIER FOR VIZZAVI
  FRANCE FINANCE CHANNEL
- P.R. CAMPAIGN LAUNCHED IN             JAN 00       0,5
  SEPTEMBER, LARGELY THROUGH            JUNE 00      1,5
  CROSS-PROMOTION BY HAVAS              AUG 00       1,8
  PUBLICATIONS
                                        ----------------------------------------
- NUMEROUS CONTENT LICENSING
  DEALS SIGNED WITH ONLINE              ========================================
  BROKERS, BANKS AND FINANCIAL                   VISION AND STRATEGY
  SITES.                                ========================================

- CONTENT SYNDICATION REVENUES          - TO BECOME ONE OF FRANCE'S LEADING
  RAMPING UP FASTER THAN                  PERSONAL FINANCE PORTAL AND PROVIDER
  EXPECTED.                               OF ONLINE FINANCIAL CONTENT

                                        - TO LEVERAGE HAVAS' STRONG OFFLINE
                                          CONTENT AND BRANDS (L'EXPANSION, LA
                                          VIE FINANCIERE...) ONLINE

                                        - TO DEVELOP A BUSINESS BASED ON A
                                          LARGE REVENUE MIX (ADVERTISING, E-
                                          COMMERCE, CONTENT LICENSING...)
------------------------------------    ----------------------------------------


                                                        [VIVENDI UNIVERSAL LOGO]

[VIVENDINET LOGO]
[ARROW GRAPHIC]                                         SQUARE FINANCE - ROADMAP

        AUGUST          SEPTEMBER       2001            2002 ------------------>
         2000             2000

- LAUNCH OF           - LAUNCH OF    - FOCUS ON       - BREAKEVEN
  V2 UNDER              MARKETING      SITE
  SQUARE                CAMPAIGN       VISIBILITY
  FINANCE                              AND
  BRAND                                REVENUE
                      - BEGINNING      GROWTH
                        OF CONTENT
                        PARTNERSHI
                        P WITH
                        VIZZAVI

                                                        [VIVENDI UNIVERSAL LOGO]

[VIVENDINET LOGO]
                                                            @VISO - EVOKE EUROPE

====================================    ========================================
        VISION AND MISSION                          KEY ACHIEVEMENTS
====================================    ========================================
- EVOKE IS A LEADING INTERNET           - STARTING DATES : TERM SHEET
  COMMUNICATIONS PROVIDER FOR             SIGNED 10/99.  GERMAN AND
  BUSINESSES                              FRENCH SITE OPENED IN
                                          MARCH 2000
   - OFFERS AUDIO/VIDEO
     CONFERENCING WITHOUT ANY           - STAFF : ABOUT 110
     PRE-BOOKING REQUIREMENT.             EMPLOYEES

   - ALSO OFFERS LIVE AND ON-           - OPERATING IN 5 COUNTRIES  :
     DEMAND WEBCASTING AND                GERMANY, FRANCE, SPAIN,
     UNIVERSAL VOICE-TO-MAIL              ITALY AND SWEDEN

   - FUNDING EURO9.8M - 51/49           - PARTNERSHIP WITH TERRA,
     EVOKE/@VISO JV                       VIZZAVI
------------------------------------    ----------------------------------------


                                                        [VIVENDI UNIVERSAL LOGO]

[VIVENDINET LOGO]
                                                       @VISO - INTERLIANT EUROPE

====================================    ========================================
        VISION AND MISSION                           KEY ACHIEVEMENTS
====================================    ========================================
- INTERLIANT IS A LEADING               - STARTING DATES : TERM SHEET
  ASP/WEB HOSTING COMPANY                 SIGNED 10/99. FRENCH
                                          SERVICES STARTED IN APRIL
   - COMPREHENSIVE SUITE OF               2000
     HIGH-END HOSTING AND
     INTERNET SERVICES                  - STAFF : ABOUT 60 EMPLOYEES
     CONSULTING SPECIALISED IN
     APPLICATION SERVICE                - OPERATING IN 3 COUNTRIES :
     PROVISION (ASP)                      FRANCE, UK AND GERMANY

   - FOCUS ON MISSION-CRITICAL          - PARTNERSHIP WITH CEGETEL
     APPLICATIONS

   - FUNDING EURO7.6M - 51/49
     INTERLIANT/ @VISO
------------------------------------    ----------------------------------------


                                                        [VIVENDI UNIVERSAL LOGO]

[VIVENDINET LOGO]
                                                    @VISO - MESSAGE MEDIA EUROPE

====================================    ========================================
        VISION AND MISSION                           KEY ACHIEVEMENTS
====================================    ========================================
- MESSAGE MEDIA IS A LEADING            - STARTING DATES : TERM SHEET
  PROVIDER OF E-MAIL-BASED                SIGNED 10/99. FRENCH
  CUSTOMER RELATIONSHIP                   SERVICES STARTED ON APRIL
  MANAGEMENT AND DIRECT                   2000
  MARKETING
                                        - STAFF : ABOUT 72 EMPLOYEES
   - COMPREHENSIVE SUITE OF
     MESSAGING SERVICES BASED           - OPERATING IN 3 COUNTRIES :
     ON E-MAIL COVERING CRM,              GERMANY, FRANCE, AND
     OPT-IN-BASED DIRECT                  SWEDEN
     MARKETING AND REAL-TIME
     CUSTOMER FEED-BACK                 - MAIN CUSTOMERS : BONJOUR,
     SOLUTIONS                            SCANDINAVIA ON LINE, GETTY

   - FUNDING : EURO7.8M FOR A           - WILL LEAVE THE PARIS
     51/49 MM/ @VISO JV                   INCUBATION CENTER IN
                                          NOVEMBER 2000.
------------------------------------    ----------------------------------------


                                                        [VIVENDI UNIVERSAL LOGO]

[VIVENDINET LOGO]
                                                       @VISO - PEOPLE PC EUROPE

====================================    ========================================
        VISION AND MISSION                           KEY ACHIEVEMENTS
====================================    ========================================
- PEOPLE PC'S GOAL IS TO                - STARTING DATES : TERM SHEET
  CONNECT THOSE NOT YET ONLINE            SIGNED ON 05/00. UK AND
                                          FRENCH SERVICES TO START IN
   - OFFERS A BRAND-NAME PC,              11/00
     UNLIMITED INTERNET
     ACCESS, 3 YEARS' HOME              - STAFF : ABOUT 25 TO DATE (45
     WARRANTY AND CUSTOMER                BY YEAR END)
     SERVICES FOR A LOW
     MONTHLY FEE.                       - OPERATING IN 2 COUNTRIES :
                                          UK, FRANCE
   - GLOBAL INTERNET PROVIDER
     TO CONSUMER, CORPORATE             - PARTNERSHIP WITH HP, IBM,
     AND GOVERNMENT                       MICROSOFT
     EMPLOYEES.
                                        - NEXT STEP : ROLL-OUT OF THE
   - EURO60M FUNDING OF THE               FIRST 2 CORPORATE
     EUROPEAN JV, @VISO OWNS              CUSTOMERS ON A EUROPEAN
     35%                                  SCALE
------------------------------------    ----------------------------------------


                                                        [VIVENDI UNIVERSAL LOGO]

[VIVENDINET LOGO]
                                                          @VISO - E LOAN EUROPE

====================================    ========================================
        VISION AND MISSION                           KEY ACHIEVEMENTS
====================================    ========================================
- E-LOAN IS THE LEADING ONLINE          - STARTING DATES : TERM SHEET
  LENDING COMPANY << A BETTER             SIGNED 10/99. GERMAN AND
  WAY TO GET A LOAN >>                    FRENCH SITE OPENED IN
                                          MARCH 2000
   - E-LOAN OFFERS HOME
     EQUITY LOANS, CAR LOANS            - STAFF : ABOUT 110
     AND CONSUMER LOANS                   EMPLOYEES

   - E LOAN OFFERS THE LARGEST          - OPERATING IN 5 COUNTRIES :
     SELECTION OF LOANS WITH              GERMANY, FRANCE, SPAIN,
     STATE-OF-THE-ART DECISION-           ITALY AND SWEDEN
     MAKING TOOLS AND THE
     SUPPORT OF PERSONAL                - PARTNERSHIP WITH TERRA,
     CONSULTANTS ONLINE OR BY             VIZZAVI
     PHONE. STRONG CONSUMER
     ADVOCATE.

   - FUNDING EURO35M - 50/50
     JV
------------------------------------    ----------------------------------------


                                                        [VIVENDI UNIVERSAL LOGO]

[VIVENDINET LOGO]
                                                    USA INTERACTIVE - PROPERTIES


- TICKETMASTER (100% OWNERSHIP) : US LEADER IN OFF-LINE
  TICKETING

     - PACERCATS (100%) : BOX OFFICE SYSTEMS FOR MOVIE
       THEATRES

- TICKETMASTER ONLINE (CITYSEARCH (50%): SECOND E-
  COMMERCE SITE AFTER AMAZON ; US LEADER IN CITY GUIDES ;
  LISTED COMPANY (MARKET CAP :  $ 1.3B)

- HOTEL RESERVATION NETWORK (70%): US LEADER IN ONLINE
  HOTEL RESERVATION ; PROFITABLE ; LISTED COMPANY
  (MARKET CAP : $1.5B)

- ELECTRONIC COMMERCE AND SERVICES : PROVIDER OF
  INTEGRATED RETAIL SOLUTIONS THAT LEVERAGE TM, HSN, AND
  OTHER USA COMPANIES

- OTHER WEB PROPERTIES : MATCH.COM, STYLECLICK, ...

                                                        [VIVENDI UNIVERSAL LOGO]

                                     # # #

                                   DOUG MORRIS

                                  Chairman and
                             Chief Executive Officer
                              Universal Music Group


                                                        [VIVENDI UNIVERSAL LOGO]

                           IMPORTANT LEGAL DISCLAIMER

- These documents contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in these documents address the following subjects: expected date of closing the merger; future financial and operating results; and timing and benefits of the merger. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that the Vivendi, Canal+'s and Seagram's businesses will not be integrated successfully; costs related to the the merger; failure of the Vivendi, Canal+ or Seagram's stockholders to approve the merger; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; inability to establish and maintain relationships with commerce, advertising, marketing, technology, and content providers. Investors and security holders are urged to read the joint proxy statement/prospectus regarding the business combination transaction referenced in the foregoing information, when it becomes available, because it will contain important information. The joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by Vivendi, Canal+ and Seagram. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents filed by Vivendi, Canal+ and Seagram with the Commission at the Commission's web site at www.sec.gov. The joint proxy statement/prospectus and these other documents may also be obtained for free from Vivendi, Canal+ and Seagram. Information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint press release relating to the transaction filed with the Commission by each of Vivendi and Seagram, on June 20, 2000.


                                                        [VIVENDI UNIVERSAL LOGO]

                                 RECENT RESULTS

                        Fiscal Year Ending June 30,2000

                                              (US $ Millions)
Revenue:    North America                          $2,512
            Europe                                  2,416
            Rest of the World                       1,032
            Publishing                                276
                                                   ------
                                                    6,236
EBITDA                                              1,018
Margin                                                 16%


                                                        [VIVENDI UNIVERSAL LOGO]

                                    CASH FLOW

                               (Fiscal Year 2000)

                                                                    ($MM)
                                                                    -----
      EBITDA                                                        1018
         Gross Artist Investment  (640)
         Recoupments               680                                40
                                  ----
      Capital Expenditures
        & Working Capital                                            317
                                                                    ----
      Cash Flow From Operation*                                      741

*  Before e-business Investment and Acquisition Costs


                                                        [VIVENDI UNIVERSAL LOGO]

                                  UMG PORTRAIT
                         Global Market Share (CY 1999)

     Universal                            21.8%
     Sony                                 17.3%
     EMI                                  13.5%
     Warner                               11.7%
     BMG                                  11.7%
     All Other                            24.0%

Source: IFPI, MBI, Internal Market Research, Local Industry Association Chapter


                                                        [VIVENDI UNIVERSAL LOGO]

                                  UMG PORTRAIT

- Active in 63 countries
- 12,000 employees
- Music Publishing
- Record Clubs (Britannia, Dial)
- 800 Million annual CD manufacturing capacity
- e-business investments include; Jimmy & Doug's FarmClub, GetMusic, bluematter (direct download), Subscription


                                                        [VIVENDI UNIVERSAL LOGO]

                                    CATALOG


- Strong catalogs deliver 40-50% margins

- Current hits = Tomorrow's catalog


                                                        [VIVENDI UNIVERSAL LOGO]

                               U.S. MARKET SHARE
                                 (Year-to-Date)

     Universal                                                          28.77%
     BMG                                                                19.73%
     Sony                                                               16.06%
     Warner                                                             14.57%
     EMI                                                                7.65%

Source: SoundScan


                                                        [VIVENDI UNIVERSAL LOGO]

                               IN A DIGITAL WORLD

Record label functions will not go away

- Discovering artists

- Financing artist acquisition and recording

- Manufacturing & Distribution

- Sales/Traditional retail

- Marketing, Promotion, Publicity


                                                        [VIVENDI UNIVERSAL LOGO]

                               IN A DIGITAL WORLD

Record label functions will be enhanced

- Direct interactive marketing

- Content management & storage

- Network infrastructure

- Consumer aggregation


                                                        [VIVENDI UNIVERSAL LOGO]

                          HIP-HOP AND ROCK/RAP ARTISTS

           (units in Millions)

             Artist                    Album 1                  Album 2                   Album 3                  Album 4
             Jay-Z                       1.2                      5.1                      3.0

              DMX                        4.3                      3.3                      4.6

              Limp
             Bizkit                      3.0                      8.0                      4.5
                                                                                     (units shipped)

            LL Cool J                    2.4                      1.4                      1.2                      1.2
            (Last 4                                                                                                (YTD)
            Albums)


                                                        [VIVENDI UNIVERSAL LOGO]

                               ESTABLISHED ARTISTS

Last Five Albums (Units in Millions)

      Artist            Album 1           Album 2           Album 3            Album 4         Album 5
     Bon Jovi             7.0               10.3              15.2               6.4            5.6 (YTD)

      Sting               3.8                6.6               7.7               3.6            5.8

       U2                 5.3                8.3               5.0               5.3           11.1

    George Strait         2.5                2.3               1.8               1.3            1.0 (YTD)


                                                        [VIVENDI UNIVERSAL LOGO]

                               WORLD MUSIC MARKET


                           1988          1990           1994          1995         1996        1997       1998          1999
Combined Majors            69.8          73.6           73.8          72.1         72.8        74.5       75.9          76.0
Combined Indies            30.2          26.4           26.2          27.9         27.2        25.5       24.1          24.0


Source: IFPI, MBI, Internal Market Research, Local Industry Association Chapters


                                                        [VIVENDI UNIVERSAL LOGO]

                                [UNIVERSAL LOGO]

                             UNIVERSAL MUSIC GROUP

                                                        [VIVENDI UNIVERSAL LOGO]

                                     # # #

                                   BRUCE HACK

                                 Vice Chairman
                             Universal Music Group

                                                        [VIVENDI UNIVERSAL LOGO]

IMPORTANT LEGAL DISCLAIMER

- These documents contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in these documents address the following subjects: expected date of closing the merger; future financial and operating results; and timing and benefits of the merger. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that the Vivendi, Canal+'s and Seagram's businesses will not be integrated successfully; costs related to the merger; failure of the Vivendi, Canal+ or Seagram's stockholders to approve the merger; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; inability to establish and maintain relationships with commerce, advertising, marketing, technology, and content providers. Investors and security holders are urged to read the joint proxy statement/prospectus regarding the business combination transaction referenced in the foregoing information, when it becomes available, because it will contain important information. The joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by Vivendi, Canal+ and Seagram. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents filed by Vivendi, Canal+ and Seagram with the Commission at the Commission's web site at www.sec.gov. The joint proxy statement/prospectus and these other documents may also be obtained for free from Vivendi, Canal+ and Seagram. Information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint press release relating to the transaction filed with the Commission by each of Vivendi and Seagram, on June 20, 2000.


                                                        [VIVENDI UNIVERSAL LOGO]

                                     AGENDA

     -    Digital music opportunity

     -    UMG digital strategy

     -    Merger synergies

                                                        [VIVENDI UNIVERSAL LOGO]

                          GLOBAL INTERNET PENETRATION

                               USERS IN MILLIONS

                                       1999           2005
Digital TV                               15            100
WAP & 3G Mobile                           0            300
Internet PC                             140            300
Console Games                             0             45


Source: Broker Research                                [VIVENDI UNIVERSAL LOGO]

                             DIGITAL OPPORTUNITIES

                                                            SALES/
                PRODUCT                 MARKETING         DISTRIBUTION
                -------                 ---------         -------------
                   CD                    Radio            Retail Stores

Physical                                 TV               Online
                                         Print

                e-Singles                Viral            Digital TV

Digital         Subscription             Grassroots       PC
                Streaming
                                         Portal           Wireless
                Locked                   Marketing
                Content

                                                        [VIVENDI UNIVERSAL LOGO]

                          DIGITAL MUSIC OPPORTUNITIES


                                    Wireless
  PCs                                                                    Portals
                                    Products                            Channels
Services
                                    Artists                                TVs
  PDAs
                                     Music                               Kiosks

                                                        [VIVENDI UNIVERSAL LOGO]

                             DIGITAL MUSIC THREATS


                                     PIRACY

                               DISINTERMEDIATION

                                 MARGIN PRESSURE

                                                        [VIVENDI UNIVERSAL LOGO]

                    STRATEGY TO CAPTURE DIGITAL OPPORTUNITY

                                THREE APPROACHES

#1        Government and                                Copyright Law
          Legal Framework                               Litigation

#2        Technology Standards                          SDMI
                                                        Business Partners

#3        Commercial Activities                         New Businesses


                                                        [VIVENDI UNIVERSAL LOGO]

                      LEGAL EFFORTS TO PROTECT COPYRIGHTS

CASE
US                LEGAL ACTION                    RESULTS
MP3.com           Major record companies          Summary judgment in labels'
                  sued MP3.com                    favor. Four labels settle and
                                                  license in content. UMG
                                                  litigates through damages
                                                  phase and is awarded $25,000
                                                  per infringed CD.


                                                        [VIVENDI UNIVERSAL LOGO]

                       LEGAL EFFORTS TO PROTECT COPYRIGHTS


CASE
US                LEGAL ACTION                    RESULTS

Napster           Major record companies          Injunction granted against
                  sued Napster                    service. 9th Circuit stayed
                                                  injunction pending review.

Europe            Hit Box sued AOL
                                                  AOL found liable for users
AOL                                               swapping pirated music on its
Germany                                           service.

                                                        [VIVENDI UNIVERSAL LOGO]

                               CONTENT PROTECTION


                             MUSIC INDUSTRY ROADMAP

                            [CONTENT VEHICLE GRAPHIC]

CD content protection roadmap Sep00

                                                        [VIVENDI UNIVERSAL LOGO]

                              WATERMARK TECHNOLOGY

                                  HOW IT WORKS


CD with Watermark

  [GRAPHIC] Compress to MP3     SDMI-compliant player           content
                                (screen for watermark)          rejected




  [GRAPHIC] Compress to MP3     SDMI-compliant player           bind content
                                (detect legacy content)         to PC


CD without Watermark
    (legacy CD)

CD content protection roadmap Sep00                    [VIVENDI UNIVERSAL LOGO]

                           NEW BUSINESS OPPORTUNITIES


PRODUCTS                         AGGREGATION                   SERVICES
CDs
DVD
CD2
Locked Content
Downloads
Streams
Music Programs
Subscription
Lockers
Jukeboxes
Portals
Channels

                                                        [VIVENDI UNIVERSAL LOGO]

                            US ONLINE MUSIC FORECAST

(BILLIONS)
----------
$6
$4
$2
0               1999     2000     2001     2002     2003    2004     2005

                                         2000      2002     2004
                                         ----      ----     ----
Forrester Research                       $1.4      $3.2     $4.3
Jupiter Communications                   $0.8      $2.3     $4.2


                                                        [VIVENDI UNIVERSAL LOGO]

                             BLUEMATTER - DOWNLOADS

                              CONSUMER ADVANTAGES


                    -    Legal

                    -    Multimedia

                    -    High Quality Music

                    -    Links

                    -    Easy to Find

                    -    Quality, Security, Privacy

                    -    Customer Care

                    -    Multi-access

                                                        [VIVENDI UNIVERSAL LOGO]

                 BLUEMATTER   (Arrow Graphics)    CONSUMER


                 Download                            PC

                 Locked                              Mobile
[BLUEMATTER      Content                             Phone
  GRAPHIC]
                 Subscription                        Set Top

                 Portals                             Kiosks

                                                        [VIVENDI UNIVERSAL LOGO]

                              LOCKED CONTENT ON CD



                                   [GRAPHICS]



                                                        [VIVENDI UNIVERSAL LOGO]

                                THE MOTOWN STORE



Music and Associated
      Content

                                                                  [CD LOGO]

      [LOGO]                                                       Locked
                                                                   on a CD



                                                        [VIVENDI UNIVERSAL LOGO]

                           BLUEMATTER - LOCKED CONTENT


                               Consumer Advantages

                         -  All of the benefits of downloads

                         -  Plus greater:
                            -  Convenience
                            -  Speed



                                                        [VIVENDI UNIVERSAL LOGO]

                                    BROADBAND



                                   [GRAPHICS]



                                                        [VIVENDI UNIVERSAL LOGO]

                                   [GRAPHICS]



[VIVENDI UNIVERSAL LOGO]

                                   [GRAPHICS]



[VIVENDI UNIVERSAL LOGO]

                                   [GRAPHICS]



[VIVENDI UNIVERSAL LOGO]

                                  FARMCLUB.COM


                                #1       Record Label
                                #2       TV Program
                                #3       Web Community



                                                        [VIVENDI UNIVERSAL LOGO]

                                   [GRAPHICS]



                                                        [VIVENDI UNIVERSAL LOGO]

                [GRAPHIC]                               [GRAPHIC]
                Limp Bizkit                             98(DEGREES)

                [GRAPHIC]                               [GRAPHIC]
                Eminem                                  Dr. Dre



                                                        [VIVENDI UNIVERSAL LOGO]

                             US DIGITAL MUSIC MARKET


                            Jupiter Projection - 2005



                                   [PIE CHART]



                        a la carte              Subscription
                        Downloads               (65%)
                        (35%)



                                                        [VIVENDI UNIVERSAL LOGO]

                          STREAMING BASED SUBSCRIPTIONS

                              Consumer Advantages

                           -  Most of the benefits of downloads

                           -  Plus greater:
                              -  Convenience
                              -  Variety
                              -  Speed
                              -  Simplicity



                                                        [VIVENDI UNIVERSAL LOGO]

                     [SONY LOGO]      [UNIVERSAL LOGO]




                                                        [VIVENDI UNIVERSAL LOGO]

                                DISINTERMEDIATION


                        "Music Companies Will Become
                         More Relevant to Artists"


                        Today           +            Tomorrow
                        -----                        --------
                        Support                      Marketing
                        A & R                        New Business
                        Marketing                    Security



                                                        [VIVENDI UNIVERSAL LOGO]

                                 MARGIN EROSION

                          "MARGINS WILL REMAIN HEALTHY"



                                   Lower Costs

                          Pricing Direct to Consumers

                             Value Added Offerings


                                                        [VIVENDI UNIVERSAL LOGO]

                          DIGITAL MUSIC OPPORTUNITIES


                                    Wireless

                                    Products

PCs           Services              Artists        Portals          TVs
                                                   Channels
                                    Music

              PDAs                                 Kiosks

                                                        [VIVENDI UNIVERSAL LOGO]

                             MERGER BENEFITS FOR UMG


     -    New business development

     -    Greater speed

     -    Lower cost

     -    Higher effectiveness




                                                        [VIVENDI UNIVERSAL LOGO]

                       UMG [ARROW GRAPHIC] VIZZAVI LAUNCH

                                     ASSETS


          -    UMG:

               -    ARTISTS

               -    E-BUSINESSES

               -    E-COMMERCE

               -    MUSIC SITES

          -    VIZZAVI

               -    MUSIC CHANNEL

                                    SYNERGIES

          -    UMG

               -    DOWNLOADS

               -    SUBSCRIPTIONS

               -    E-COMMERCE

               -    PROMOTIONS

          -    VIZZAVI

               -    RAMP-UP

               -    CUSTOMER COSTS

               -    CONTENT COSTS




                                                        [VIVENDI UNIVERSAL LOGO]

                     SELECTED MERGER SYNERGIES IN MUSIC - I


-    Downloads and subscriptions to vizzavi on PC

-    Downloads transported via memory card to SFR mobile phones

- Downloads and subscriptions delivered wirelessly to vizzavi and SFR mobile phones

-    Extension to Canal+

-    Completion of multi-access and peer-to-peer system



                                                        [VIVENDI UNIVERSAL LOGO]

                       UMG [ARROW GRAPHIC] VIZZAVI LAUNCH

                               FINANCIAL BENEFITS

SUBSCRIPTIONS - FOR EACH


     500K CUSTOMERS > EUROS 15/MONTH > EUROS 23M EBITDA AT UMG

CDS - RULE OF THUMB

     100K PURCHASES > EUROS 10/CD > EUROS 1M EBITDA AT UMG

VIZZAVI - RAMP UP

     3 MONTHS FASTER > EUROS 17M REVENUE IN 2001 AT VIZZAVI


                                                        [VIVENDI UNIVERSAL LOGO]

                    SELECTED MERGER SYNERGIES IN MUSIC - II


     Locked content

          -    In SFR subscription kits

          -    On vizzavi CD's

          -    On Canal set top boxes

          -    By direct mailings


                                                        [VIVENDI UNIVERSAL LOGO]

              LOCKED CONTENT [ARROW GRAPHIC] SFR, VIZZAVI, CANAL+

                               FINANCIAL BENEFITS


     CDS AND DVDS - FOR EACH


        50M UNITS > 4% RESPONSE > EUROS 10M EBITDA AT UMG


        BASED ON OFFERING > INCREMENTAL EBITDA AT SFR, VIZZAVI, CANAL+


                                                        [VIVENDI UNIVERSAL LOGO]

                        UMG [ARROW GRAPHIC] SFR Offering

                                     ASSETS

               -    UMG

                    -    UNIVERSAL BRAND

                    -    MUSICAL CONTENT


               -    SFR

                    -    WIRELESS NETWORK

                    -    DISTRIBUTION


                                    SYNERGIES

               -    UMG

                    -    DOWNLOADS

                    -    SUBSCRIPTIONS

                    -    PROMOTIONS

               -    SFR

                    -    CUSTOMERS

                    -    ARPU

                    -    CUSTOMER COSTS


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                        UMG [ARROW GRAPHIC] SFR OFFERING

                               FINANCIAL BENEFITS

SFR SUBSCRIBERS - FOR EACH


     150K SUBSCRIBERS > EUROS 175/YR > EUROS 25M EBITDA AT SFR


UMG FRANCE MARKET SHARE


     1 SHARE POINT= EUROS 5M EBITDA FOR UMG



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                    SELECTED MERGER SYNERGIES IN MUSIC - III

         Portals

                   - Roll-out in UK, France and Germany on vizzavi


                   - "Tailoring" and roll-out in other European markets



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                    SELECTED MERGER SYNERGIES IN MUSIC - IV


     -    vizzavi ISP on Universal Music CD's

     -    GetMusic & FarmClub: vizzavi music service

     -    UMG content in Vivendi products



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                     SELECTED MERGER SYNERGIES IN MUSIC - V


     -    Internet Investment Program

     -    Global Brand Management

     -    Multi-content Kiosks

     -    Music and:

               Education

               Flipside

               Sports



                                                        [VIVENDI UNIVERSAL LOGO]

                                  LARRY KENSWIL

                                President, eLabs

                             Universal Music Group




                                                        [VIVENDI UNIVERSAL LOGO]

                                  JIMMY IOVINE

                       Co-Chairman, Interscope Geffen A&M

                          Chairman & CEO, Farmclub.com



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                            [VIVENDI UNIVERSAL LOGO]




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
                         [VIVENDI UNIVERSAL GRAPHIC]








                                                        [VIVENDI UNIVERSAL LOGO]

                                 ZACH HOROWITZ

                                 President and
                            Chief Operating Officer
                             Universal Music Group

                                                        [VIVENDI UNIVERSAL LOGO]

                           IMPORTANT LEGAL DISCLAIMER

- These documents contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in these documents address the following subjects: expected date of closing the merger; future financial and operating results; and timing and benefits of the merger. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that the Vivendi, Canal+'s and Seagram's businesses will not be integrated successfully; costs related to the merger; failure of the Vivendi, Canal+ or Seagram's stockholders to approve the merger; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; inability to establish and maintain relationships with commerce, advertising, marketing, technology, and content providers. Investors and security holders are urged to read the joint proxy statement/prospectus regarding the business combination transaction referenced in the foregoing information, when it becomes available, because it will contain important information. The joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by Vivendi, Canal+ and Seagram. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents filed by Vivendi, Canal+ and Seagram with the Commission at the Commission's web site at www.sec.gov. The joint proxy statement/prospectus and these other documents may also be obtained for free from Vivendi, Canal+ and Seagram. Information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint press release relating to the transaction filed with the Commission by each of Vivendi and Seagram, on June 20, 2000.


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



                                MUSIC IS A VERY
                                 GOOD BUSINESS



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

                                  [CD GRAPHIC]




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                                  [CD GRAPHIC]



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

                                  [CD GRAPHIC]




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
                                 MUSIC BUSINESS

                      Building Blocks of a Strong Business


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                                 MUSIC BUSINESS

                      Building Blocks of a Strong Business

    -   Long term contracts

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


                                 MUSIC BUSINESS

                      Building Blocks of a Strong Business

    -   Long term contracts

    -   Built in sequel rights


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


[SHANIA TWAIN GRAPHIC]       [SHANIA TWAIN GRAPHIC]       [SHANIA TWAIN GRAPHIC]

THIRD                                SECOND                              FIRST



[VIVENDI UNIVERSAL LOGO]

                                 MUSIC BUSINESS

    Building Blocks of a Strong Business

    -   Long term contracts

    -   Built in sequel rights

    -   Multiple opportunities to break an album

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
                                 MUSIC BUSINESS

    Building Blocks of a Strong Business

    -   Long term contracts

    -   Built in sequel rights

    -   Multiple opportunities to break an album

    -   Cross-recoupment of album

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


                                 MUSIC BUSINESS

    Building Blocks of a Strong Business

    -   Long term contracts

    -   Built in sequel rights

    -   Multiple opportunities to break an album

    -   Cross-recoupment of album

    -   Attractive "risk profile"

        -   Well-diversified portfolio

        -   Attractive margins


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


                               ATTRACTIVE MARGINS



                                   [CD CHART]          $4.00



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


                                 [AQUA GRAPHIC]


[VIVENDI UNIVERSAL LOGO]

                                [REPORT GRAPHIC]

                                  [BAR CHART]


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


                                 MUSIC BUSINESS

    Building Blocks of a Strong Business

    -   Long term contracts

    -   Built in sequel rights

    -   Multiple opportunities to break an album

    -   Cross-recoupment of album

    -   Attractive "risk profile"

        -   Well-diversified portfolio

        -   Attractive margins

    -   Own the masters


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


                            [BOB MARLEY CDs GRAPHIC]


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



                                   BOB MARLEY

                     Annual Catalog Sales - 1992 to Present
                              (Units in Millions)

                                                                3.7

                           3.1
                                             2.9
 2.6
                                                                         2.4
                                    2.2               2.2
          2.0     2.0




1992     1993     1994     1995     1996     1997     1998     1999     2000
                                                                         YTD

            Average ongoing sales of catalog every 12 months of 2.5M
                  units yielding $10.0M of annual contribution

*Source:  Soundscan and UMG SPBD Analysis

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


                           [VARIOUS ARTISTS GRAPHIC]

                                    CATALOG

                           International Bestsellers
                           -------------------------

            ABBA (Sweden)

            Bee Gees (UK)

            Bob Marley & The Wailers (UK)

            Johnny Hallyday (France)

            Elton John (UK)

            Luciano Pavarotti (Italy)

            U2 (UK)

            Rod Stewart (UK)

            Caetano Veloso (Brazil)



                                                        [VIVENDI UNIVERSAL LOGO]

                                [UNIVERSAL LOGO]


                                UNIVERSAL MUSIC
                                PUBLISHING GROUP



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

                                MUSIC PUBLISHING

                          Publisher Earns Revenue from
                               Every Use of Song

Records                             Concerts                         Commercials

Radio                             Restaurants                        Sheet Music

TV                                    Film                                Web



                                                        [VIVENDI UNIVERSAL LOGO]

                                MUSIC PUBLISHING

                          Publisher Earns Revenue from
                               Every Use of Song



                                 [COW GRAPHIC]
                                 "Vache a Lait"

Records                             Concerts                         Commercials

Radio                             Restaurants                        Sheet Music

TV                                    Film                                Web







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




                        UNIVERSAL MUSIC PUBLISHING GROUP


Evergreens

"I Will Survive"
"Strangers in the Night"
"Candle in the Wind"
"California Dreamin"
"Do Wah Diddy Diddy"
"Boogie Woogie Bugle Boy"
"Macarthur Park"
"The Girl From Ipanema"
"Don't Cry For Me Argentina"

Evergreens of Tomorrow

No Doubt:          "Don't Speak"
Alanis Morissette: "You Ought to Know"
Eric Clapton:      "Change The World"
Shania Twain:      "You're Still The One"
Ricky Martin:      "Livin La Vida Loca"
Michael Jackson:   "Man in the Mirror"
Celine Dion:       "To Love You More"


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


                            MUSIC PUBLISHING PROFITS

"I Will Survive"
($in millions)

                                                                       10 Year
                                                                       Earnings
                                                    1999               Summary
                                                 ----------           ----------
Mechanical                                       $  519,437           $2,850,515
Performance                                      $  272,331           $1,340,460
Synchronization                                  $  108,853           $1,042,424
Other                                            $   17,743           $   74,694
(Print, Karaoke, Rental)
                                                 ----------           ----------
Total                                            $  918,364           $5,308,093




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



                                 MUSIC BUSINESS

"Best of all Possible Businesses"

-   Uses of music are increasing

-   Universal Music Group is uniquely positioned

    -   Talented executive team

    -   Outstanding catalog

    -   Incomparable artists

    -   Long-term contracts

    -   Market leadership

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




                                [UNIVERSAL LOGO]


                              UNIVERSAL MUSIC GROUP




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                                [UNIVERSAL LOGO]







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                                [UNIVERSAL LOGO]


                                 UNIVERSAL MUSIC
                                PUBLISHING GROUP



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